EXHIBIT 4.3

ARTICLES OF INCORPORATION
OF
AMERICAN SAFETY HOLDINGS CORP.

ARTICLE 1.    Name.

The name of the Corporation is American Safety Holdings Corp.

ARTICLE 2.  State of Organization.

The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the “Code”).

ARTICLE 3.    Capital Stock.

The total number of shares of stock which the Corporation shall have authority to issue is not more than 100,000 shares of capital stock, no par value per share, all of which shall be designated “Common Stock.” The shares of Common Stock may be issued from time to time as authorized by the Board of Directors of the Corporation without further approval of the shareholders except as otherwise provided herein or to the extent that such approval is required by statute, rule or regulation. Except as otherwise provided by statute, the holders of the Common Stock shall exclusively possess all voting power.

ARTICLE 4.    Registered Office and Registered Agent.

The initial registered office of the Corporation shall be at 1845 The Exchange, Suite 200, Atlanta, Cobb County, Georgia 30339. The initial registered agent of the Corporation at such address shall be Fred J. Pinckney.

ARTICLE 5.    Principal Office.

The initial principal office of the Corporation shall be at 1845 The Exchange, Suite 200, Atlanta, Cobb County, Georgia 30339.

ARTICLE 6.    Initial Directors.

The initial Board of Directors shall consist of four (4) members whose names and addresses are set forth below.

Name	Address

David V. Brueggen	1845 The Exchange, Suite 200 Atlanta, Georgia 30339.

Lloyd A. Fox	1845 The Exchange, Suite 200 Atlanta, Georgia 30339.

Thomas W. Mueller	1845 The Exchange, Suite 200 Atlanta, Georgia 30339.

Frederick C. Treadway	1845 The Exchange, Suite 200 Atlanta, Georgia 30339.

ARTICLE 7.    Director’s Liability.

No director shall have any personal liability to the Corporation or to its shareholders for monetary damages for breach of duty of care or other duty as a director, by reason of any act or omission occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) liabilities of a director imposed by Section 14-2-832 of the Code; or (d) any transaction from which the director received an improper personal benefit.

ARTICLE 8.    Indemnification.

Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of the Corporation who at the request of the Corporation is serving or has served as an officer, director, partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be indemnified by the Corporation against those expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises.

Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

ARTICLE 9.    Action by Shareholders Without a Meeting.

Any action required or permitted by statute or by the Articles of Incorporation or Bylaws of the Corporation to be taken at a meeting of the shareholders of the Corporation may be taken without a meeting if a written consent, setting forth the action so taken, shall be signed by persons entitled to vote at a meeting those shares having sufficient voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take such action at a meeting at which all shareholders entitled to vote were present and voted. No such written consent shall be valid unless (i) the consenting shareholder has been furnished the same material that would have been required to be sent to shareholders in a notice of a meeting at which the proposed action would have been submitted to the shareholders for action, including notice of any applicable dissenters’ rights, or (ii) the consent includes an express waiver of the right to receive the material otherwise required to be furnished. Notice of such action without a meeting by less than unanimous written consent, together with such material, shall be given within ten (10) days of the taking of such action to those shareholders of record who did not participate in taking the action.

ARTICLE 10.    Savings Clause.

In the event any provision (or portions thereof) of these Articles of Incorporation shall be found to be invalid, prohibited or unenforceable for any reason, the remaining provisions (or portions thereof) of these Articles of Incorporation shall remain in full force and effect, and shall be construed as if such invalid, prohibited or unenforceable provision had been stricken herefrom or otherwise rendered inapplicable, it being the intent of the Corporation and its shareholders that each such remaining provision (or portions thereof) of these Articles of Incorporation remain, to the fullest extent permitted by law, applicable and enforceable as to all shareholders notwithstanding any such finding.

ARTICLE 11.    Incorporator.

The name and the address of the Incorporator is Fred J. Pinckney, Esq., 1845 The Exchange, Suite 200, Atlanta, Georgia 30339.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation this 30th day of July, 1999.

Fred J. Pinckney, Incorporator

1845 The Exchange
Suite 200
Atlanta, GA 30339
770/916-1908

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